Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on April 29, 2020 (the “2020 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2020 Form 20-F under the section titled “Risk Factors” and in other parts of the 2020 Form 20-F. Our consolidated financial statements have been prepared in accordance with U.S. GAAP..

RESULTS OF OPERATION

Impact of COVID-19 Outbreak

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory the duration of the supply chain disruption could reduce the availability, or result in delays, of materials or supplies to and from the Group, which in turn could materially interrupt the Group’s business operations. Given the speed and frequency of the continuously evolving developments with respect to this pandemic, the Group cannot reasonably estimate the magnitude of the impact to its consolidated results of operations. We have taken every precaution possible to ensure the safety of our employees.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including losses on investments; impairment losses related to long-lived assets and current obligations.

For the six months ended June 30, 2020 and 2019

The following table summarizes our results of operations for the six months ended June 30, 2020 and 2019.

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$327,273	$239,792

Operating expenses
Cost of healthcare services	(436,171)	(371,218)
Research and development expenses	(4,315,033)	(2,714,217)
General and administrative fees	(2,076,634)	(3,232,916)
Legal and professional fees	(1,540,304)	(2,008,774)
Other operating expenses	(641,457)	(120,788)
Total operating expenses	(9,009,599)	(8,447,913)

Other income (loss)
Gain on investments in marketable securities, net	192,134	315,977
Gain on non-marketable investments	1,635,939	1,147,199
(Loss) gain on investments in derivatives, net	(101,233)	310,195
Gain on use of digital currencies	-	12,334
Gain on extinguishment of convertible debts	-	1,198,490
Changes in fair value of warrant liabilities	-	(866,300)
Interest expense, net	(144,226)	(3,678,566)
Sundry income	111,398	128,444
Total other income (loss), net	1,694,012	(1,432,227)

Net loss	(6,988,314)	(9,640,348)

Revenue

Healthcare services income was $327,273 and $239,792 for the six months ended June 30, 2020 and 2019, which related to the services income derived from the AML clinic. The increase in healthcare services income was primarily due to the increase in number of patients during the period.

Cost of healthcare services

Cost of healthcare services was $436,171 and $371,218 for the six months ended June 30, 2020 and 2019, which related to the fixed and variable costs to provide healthcare services by AML clinic. The increase in cost of healthcare services was primarily due to the increase in number of patients during the period.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, service fees to our consultants, advisory and contracted research organization, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the six months ended June 30, 2020 and 2019. The increase in research and development expenses was mainly due to the increase in consultation service provided by our consultants, advisory and contracted research organization as a results of the progress of our projects’ development.

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Research and Development Expenses:
Payroll expenses	$567,078	$810,166
Sponsored research	916,640	844,575
Amortization and depreciation	488,456	384,782
Consultation	2,085,366	544,722
Other R&D expenses	257,493	122,472
Milestone payment	-	7,500
Total Research and Development Expenses	4,315,033	2,714,217

General and administrative fees

The following table sets forth a summary of our general and administrative fees for the six months ended June 30, 2020 and 2019. The decrease in general and administration fees was mainly due to the decrease in bonus related expenses to our directors, employees, external consultants and advisors. Also, there was a significant decrease in business trips and sponsoring conference in 2020 due to the outbreak of COVID-19.

	For the six months ended June 30,
	2020	2019
General and Administrative Fees:	(Unaudited)	(Unaudited)
Payroll expenses	$1,110,227	$1,604,933
Rent and rates	227,965	285,037
Travelling expenses	140,500	431,287
Amortization and depreciation	214,177	200,919
Insurance	262,686	341,614
Advertising and marketing expenses	24,372	180,119
Other expenses	96,707	189,007
Total General and Administrative Fees	2,076,634	3,232,916

Legal and professional fees

For the six months ended June 30, 2020 and 2019, the legal and professional fees were $1,540,304 and $2,008,774, respectively. The decrease in legal and professional fees was mainly due to the decrease of consultancy services during the period.

Other operating expenses

For the six months ended June 30, 2020 and 2019, the other operating expenses were $641,457 and $120,788, respectively. The increase in other operating expenses was mainly due to the impairment loss of fixed assets during 2020.

Other income (loss)

The following table sets forth a summary of our other income (loss) for the six months ended June 30, 2020 and 2019. The decrease in interest expense, net, was mainly due to the convertible debts were fully repaid in 2019.

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Other income (loss):
Gain on investments in marketable securities, net	$192,134	$315,977
Gain on non-marketable investments	1,635,939	1,147,199
(Loss) gain on investments in derivatives, net	(101,233)	310,195
Gain on use of digital currencies	-	12,334
Gain on extinguishment of convertible debts	-	1,198,490
Changes in fair value of warrant liabilities	-	(866,300)
Interest expense, net	(144,226)	(3,678,566)
Sundry income	111,398	128,444
Total other income (loss), net	1,694,012	(1,432,227)

Net loss attributable to Aptorum Group Limited

For the six months ended June 30, 2020 and 2019, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $6,204,565 and $9,088,471, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company reported a net loss of $6,988,314 and net operating cash outflow of $7,025,945 for the six months ended June 30, 2020. In addition, the Company had an accumulated deficit of $43,760,545 as of June 30, 2020. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity have been cash, marketable securities and line of credit facility from related parties. As of the date of this prospectus, the Company has approximately $2 million of restricted and unrestricted cash and approximately $12 million of undrawn line of credit facility from related parties. Based upon the current market price of the Company’s marketable securities, it anticipates it can liquidate such marketable securities, if necessary. In addition, the Company will need to maintain its operating costs at a level through strictly cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of this prospectus.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term development plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, deferring some of its research, seeking to dispose marketable securities and drawing down from line of credit provided by related parties. Management cannot provide any assurance that the Company will raise additional capital if needed.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2020.

	Payment Due by Period
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	826,752	465,412	361,340	-
Debt obligations	2,706,629	185,069	2,521,560	-
Finance lease	130,125	53,845	76,280	-
Total	3,663,506	704,326	2,959,180	-

Operating lease commitments

We have several operating leases for office, laboratories and clinic. Operating lease commitments reflect our obligation to make payments under these operating leases.

Debt obligations

Debt obligations reflects outstanding principal obligations due to Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group under a line of credit arrangement. The Group can access up to a total $15 million under this arrangement. The line of credit will mature on August 12, 2022 and the interest on the outstanding principal indebtedness will be at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

Finance lease

Finance lease obligation reflect our outstanding payment obligations in connections with our hire purchased vehicle.

CONTINGENT PAYMENT OBLIGATIONS

We have entered into agreements with independent third parties for purchasing office and laboratory equipment. As of June 30, 2020, we had non-cancellable purchase commitments of $117,745.

We have additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2020 are as below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$372,564
From entering phase 1 to before first commercial sale	24,216,410
First commercial sale	15,656,410
Net sales amount more than certain threshold in a year	75,769,231
Subtotal	116,014,615

Surgical robotics and medical devices: up to the conditions and milestones of
Before FDA approval	270,000
FDA approval obtained	200,000
Subtotal	470,000

Total	$116,484,615

For the six months ended June 30, 2020 and 2019, we did not incurred any milestone payments, royalties or research and development funding. As of June 30, 2020, no milestone payments had been triggered under any of the existing license agreements.

CONDENSED SUMMARY OF OUR CASH FLOWS

	Six months ended June 30, 2020	Six months ended June 30, 2019
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(7,025,945)	$(7,335,009)
Net cash provided by (used in) investing activities	898,641	(678,566)
Net cash provided by (used in) financing activities	4,957,625	(13,626,922)
Net (decrease) increase in cash and restricted cash	(1,169,679)	(21,640,497)

For the six months ended June 30, 2020 and 2019

Operating activities

Net cash used in operating activities amounted to $7.0 million and $7.3 million for the six months ended June 30, 2020 and 2019. The decrease in net cash used in operating activities is mainly due to our decreased adjusted net loss after non-cash income and expenses by $0.2 million.

Investing activities

Net cash provided by investing activities amounted to $0.9 million for the six months ended June 30, 2020. Net cash used in investing activities amounted to $0.7 million for the six months ended June 30, 2019. It changed from net cash used in investing activities to net cash provided investing activities due to the decrease in the net loan to a third party of $0.6 million and the decrease in purchase of property, plant and equipment of $0.6 million.

Financing activities

Net cash provided by financing activities amounted to $5.0 million for the six months ended June 30, 2020. Net cash used in financing activities amounted to $13.6 million for the six months ended June 30, 2019. It changed from net cash used in financing activities to net cash provided by financing activities due to the decrease in the payment for settlement of convertible debts of $13.6 million, and increase in proceeds from issuance of Class A Ordinary Shares and warrants by $9.2 million. It is partly offset by the increase in repayment of loan from related parties by $4.5 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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